September 23, 2024

John Garilli
Trustee
LUB Liquidating Trust
Two Liberty Square, 9th Floor
Boston MA 02109

        Re: LUB Liquidating Trust
            Form 10-K
            Filed March 22, 2024
            File No. 001-08308
Dear John Garilli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services